Mail Stop 4561

March 24, 2008

Brian Sorrentino
Chief Executive Officer
Syndication, Inc.
1250 24th Street, NW
Suite 300
Washington, DC 20037

        Re: Syndication, Inc.
               Form 10-KSB for Fiscal Year Ended
               December 31, 2006
               Filed April 24, 2007
               File No. 000-29701

Dear Mr. Sorrentino:

We have reviewed your response letter dated March 6, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

o. Debt Discount Costs, page F-17

1.   We note your response to our prior comment one. Your response did not address our comment; thus, the comment will be reissued. It appears that your debt discount was equal to the debentures' face value at issuance, or $1,150,000. It does not appear that your effective interest rate method calculation takes into account the debt discount of $1,150,000. Please revise your effective interest rate method calculation to incorporate the debt discount of $1,150,000, or advise. Within your response, please provide us with a SAB 99 analysis.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief